SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2014.

Commission File No. 333-8880

Satélites Mexicanos, S.A. de C.V.

(Exact name of Registrant as specified in its charter)

Mexican Satellites, a Mexican Company of Variable Capital

(Translation of the Registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation)

Avenida Paseo de la Reforma 222 Pisos 20 y 21, Colonia Juárez, 06600 México, D.F., México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F Form

20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Yes  ☐                 No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Yes  ☐                 No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                 No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES

On January 1st, 2014, after having obtained all required government and regulatory approvals, the 100% of the share capital of Satélites Mexicanos S.A. de C.V. (“Satmex”) was successfully acquired and transferred to Eutelsat, a leading provider of satellite telecommunications in Europe, the Middle East and Africa.

With effect as of closing of the transaction the Board of Directors of Satmex is composed as follows: Michel de Rosen, Michel Azibert, Antoine Castarède and Patricio Northland.

As previously disclosed in Satmex’s report on Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on July 31, 2013, Satmex entered into a Security Purchase Agreement (the “Security Pruchase Agreement”) for the acquisition of 100% of the share capital of Satmex in an all-cash transaction.

The Security Pruchase Agreement has been filed with the SEC as an exhibit to Satmex’s Form 6K as of July 31, 2013.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Satélites Mexicanos, S. A. de C. V.

Date: January 6, 2014	By:	/s/ María Fernanda Ramo Reynoso
(Signature)
María Fernanda Ramo Reynoso
Acting General Counsel

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